Filed Pursuant to Rule 433
Registration Statement No. 333-207700
Pricing Term Sheet

September 15, 2016

Delphi Automotive PLC

$300,000,000 4.400% Senior Notes due 2046

Pricing Term Sheet

Issuer:	Delphi Automotive PLC

Guarantees:	The notes will be guaranteed by certain of the Issuer’s existing and future subsidiaries that are obligors under Delphi Corporation’s outstanding notes and revolving credit facility

Security:	4.400% Senior Notes due 2046

Principal Amount:	$300,000,000

Trade Date:	September 15, 2016

Settlement Date:	T+3; September 20, 2016

Maturity Date:	October 1, 2046

Coupon:	4.400%

Issue Price:	99.454%

Yield to Maturity:	4.433%

Spread to Benchmark Treasury:	+195 basis points

Benchmark Treasury:	UST 2.500% due May 15, 2046

Benchmark Treasury Price and Yield:	100-11 and 2.483%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2017

Redemption Provisions:

Make-Whole Call:	Before the par call date at a discount rate of Treasury plus 30 basis points, plus accrued and unpaid interest, if any

Par Call:	Commencing April 1, 2046, plus accrued and unpaid interest, if any, at 100%

Use of Proceeds:	Together with the proceeds from the Issuer’s previously announced offering of €500 million 1.600% Senior Notes due 2028, to repay Delphi Corporation’s 5.00% Senior Notes due 2023

CUSIP:	24713G AD4

ISIN:	US24713GAD43

Anticipated Ratings*:	Baa3 (p) / BBB (s) / BBB (s)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. Société Générale TD Securities (USA) LLC UniCredit Capital Markets LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing, as applicable, (1) Citigroup Global Markets Inc. toll-free at (800) 831-9146, (2) Goldman, Sachs & Co. toll-free at (866) 471-2526, (3) J.P. Morgan Securities LLC collect at (212) 834-4533 and (4) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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